EXHIBIT 99.12

WESTERN WIND ANNOUNCES TRANSITION OF BOARD OF

DIRECTORS AND MANAGEMENT

TSX.V Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 71,127,175

Vancouver, BC March 1, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) today announced a change in Board of Directors and Senior Management, following the take up by Brookfield Renewable Energy Partners (“Brookfield Renewable”) representing 59% of the shares held by shareholders independent of Brookfield Renewable pursuant to its all-cash offer to acquire all of the common shares of Western Wind. As the controlling shareholder of Western Wind, Brookfield Renewable has agreed with the Board of Directors to an orderly transition to a new slate of Directors and changes in Senior Management. Therefore, each member of the board of directors of the company has resigned and the following nominees have been appointed.

Effective immediately the board of directors of Western Wind is composed of the following individuals:

•	Edward C. Kress (Chairman, Independent) – Mr. Kress is a corporate director and is a chartered accountant. He has over 30 years of management experience with the Brookfield group of companies.

•	O. Allan Kupcis (Independent) – Dr. Kupcis is the Past-Chairman of the Canadian Nuclear Association and was President of Ontario Hydro from 1995 to 1997 and its COO from 1993-1995.

•	Harry Goldgut – Mr. Goldgut is a Senior Managing Partner of Brookfield Asset Management Inc. and Chairman of its power and utilities platform.

•	Jeff Rosenthal – Mr. Rosenthal is the Chief Operating Officer of Brookfield Renewable.

•

Saul Shulman (Independent) – Mr. Shulman is the Chief Executive Officer of MLG Management Inc., a member of the Investment Committee of Tricon Capital Group Inc. and a director of a number of other companies.

The newly appointed board of directors of Western Wind has replaced the existing management of Western Wind. The following individuals have been appointed as officers of Western Wind:

•

Jeff Rosenthal (Chief Executive Officer) – Mr. Rosenthal is the Chief Operating Officer of Brookfield Renewable. He joined Brookfield in 2007 to oversee the management of transmission and distribution assets in North America He has a vast experience in leading the strategic initiatives that foster development activities, in addition to supporting mergers and acquisition opportunities for generation and transmission. In his roles within Brookfield, he has been responsible for ensuring al operations and development activities are conducted with the utmost importance placed and Health, Safety and the Environment. Previously, Mr. Rosenthal was President and Chief Executive Officer of Oshawa Power and Utilities. Mr. Rosenthal is a Professional Engineer and has a Masters of Business Administration from the Schulich School of Business at York University. He was previously Chair of the Board of the Ontario Energy Association.

•

Lee Butler (Chief Financial Officer) – Mr. Butler has been holding senior financial executive positions for the last 25 years. He obtained his CMA (Certified Management Accountants) designation in 1987 and graduated from the University of Ottawa with a Bachelor of Commerce (Honors) and a Bachelor in Administration.

•

Walter Di Cesare (Corporate Secretary and Vice President, Legal) – Walter Di Cesare has over 25 years’ experience in corporate, commercial and governance law matters. Prior to his role as Vice President legal services, Mr. Di Cesare was a senior counsel for the Federal Department of Justice from March 2004 to March 2008 and in private practice as a commercial law partner with Borden Ladner Gervais LLP from 1987 until 2004. Mr. Di Cesare has Bachelor of Commerce degree from Carleton University and a Bachelor of Law degree from the University of Ottawa.

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ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

Jeff Rosenthal

Chief Executive Officer

jeff.rosenthal@brookfield.renewable.com

Tel: 604.685.9463

Western Wind Investor Relations Contact:

Vanessa Pilotte

Investor Relations

E-mail: vanessa.pilotte@brookfieldrenewable.com

Tel: 877-470-3601

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.